Exhibit 12
Vector Group Ltd.
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

						Pro-forma			Pro-forma
	Year ended December 31,					Year ended	Six months ended June 30,		Six months ended
	2001	2002	2003	2004	2005	December 31, 2005	2005	2006	June 30, 2006
Earnings as defined:

Income (loss) from continuing operations before minority interests and income taxes	$28,810	$(47,774)	$(19,774)	$6,106	$80,519	$75,453	$41,662	$22,496	$19,968

Minority interests, as defined	7,294	9,582	3,375	(3,231)	(3,317)	(3,317)	(2,984)	—	—

Distributions from non-consolidated real estate businesses	—	—	991	5,840	5,935	5,935	1,040	2,195	2,195

Amortization of capitalized interest	—	48	60	1,132	1	1	—	—	—

Interest expense, net of minority interests	20,255	24,901	26,592	26,433	31,980	37,046	15,889	31,928	34,456

Loss (income) in equity of non-consolidated real estate businesses	—	749	(901)	(9,782)	(7,543)	(7,543)	(2,018)	(7,605)	(7,605)

Rent expense, net of minority interests	1,201	2,474	3,193	3,221	1,758	1,758	1,124	942	942

Total earnings	$57,560	$(10,020)	$13,536	$29,719	$109,333	$109,333	$54,713	$49,956	$49,956

Fixed charges as defined:

Interest expense, net of minority interests	$20,255	$24,901	$26,592	$26,433	$31,980	$37,046	$15,889	$31,928	$34,456

Capitalized interest	779	345	117	—	—	—	—	—	—

Rent expense, net of minority interests	1,201	2,474	3,193	3,221	1,758	1,758	1,124	942	942

Total fixed charges	$22,235	$27,720	$29,902	$29,654	$33,738	$38,804	$17,013	$32,870	$35,398

Ratio of earnings to fixed charges	2.59	—	—	1.00	3.24	2.82	3.22	1.52	1.41

Shortfall of earnings to fixed charges	$—	$37,740	$16,366	$—	$—	$—	$—	$—	$—